
May 11, 2020

Teresa A. Herbert
Chief Financial Officer
INDEPENDENCE HOLDING CO
96 Cummings Point Road
Stamford, CT 06902

> **Re: INDEPENDENCE HOLDING CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-32244**

Dear Ms. Herbert:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Notes to Consolidated Financial Statements
Note 11. Policy and Benefits Claims, page 87

1.  We note the activity in the reserves for losses and loss expenses on pages 87-88 present a favorable development of $20,294,000 for prior years losses and loss expenses including $5,879,000 in specialty health reserves and $11,681,000 in the group disability reserves; however, the tables that you present on pages 88-92 appear to depict favorable development of approximately $7.8 million for group disability reserves and $5.7M for specialty health reserves. Further, the claims paid related to prior years for both Specialty Health and Group Disability of $37.5M are significantly lower than the $54.7M shown in the rollforward table on page 87. We also note that the objective of the short-duration disclosures as outlined in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss

reserve estimates.  Please address the following:

- Explain to us, and revise your disclosures in future filings to provide a more granular discussion of the differences relating the favorable assessments and claims paid noted above.  It might be useful to provide a reconciliation to support your discussion.
- Explain to us the lines of business not included in the tables and quantify the prior year development for those lines in 2019.
- Explain why you do not include the lines of business identified in the preceding bullet in your tables, and provide your consideration for disclosing such information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 with any questions.


Sincerely,

Division of Corporation Finance
Office of Finance